Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

October 18, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated October 5, 2005 (Amendment No. 8 to the Company’s Registration Statement) is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated October 5, 2005 (Amendment No. 8 to the Company’s Registration Statement), as distributed between October 6, 2005 and October 19, 2005, is as follows:

No. of copies dated October 5, 2005
Underwriters	1,000
Individuals, Corporations, and Retail	6,900

TOTAL	7,900 copies

Sincerely,

JEFFERIES & COMPANY, INC.

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

GUNNALLEN FINANCIAL, INC.

As Representatives of the several Underwriters

By:	Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name:	Joseph A. Boystak
Title:	Managing Director